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                                     RIDER

                           TERM INSURANCE RIDER (TIR)

1. WHAT IS THE BENEFIT FOR THIS RIDER? We will pay the Term Insurance of this rider to the beneficiary, when we have proof that the Insured died while coverage under this rider was in effect. The Insured covered under this rider is indicated on the Policy Data Page.

2. CAN THE FACE AMOUNT OF THIS RIDER BE INCREASED OR DECREASED? Yes. While the Insured is living, you can request an increase or a decrease in the face amount of this rider, subject to our minimum amount requirements, by sending us your signed written request, together with any evidence of insurability that we require. Evidence of insurability, satisfactory to us, must be furnished anytime there is an increase in face amount.

3. CAN THE TERM INSURANCE UNDER THIS RIDER BE CONVERTED? Yes. You can convert the term insurance on the Insured to the base policy on any Monthly Deduction Day while the Insured is younger than the maximum issue age under the base policy. This conversion would result in an increase in base policy face amount. Coverage must be in effect for the Insured on the date the Term Insurance is converted. A conversion can be made without proof of insurability. You can request a conversion by sending us your signed written request.

4. WHAT IS THE COST OF INSURANCE FOR THIS RIDER? A separate rate will be used to obtain the cost of the initial amount of Term Insurance on the Insured, and for each increase in that amount. The actual rates applicable to term insurance under this rider will be set by us, in advance, at least once a year.

      Any change in cost of insurance rates will be made on a uniform basis for Insureds in the same class, based on issue age, as well as the duration since issue of such insurance, sex and risk classification.

      When this rider is issued at the same time as the policy, the maximum rates used to determine the cost of the term insurance will be shown on the Data page included in the policy.

      When this rider, or more insurance on the Insured, is added to a policy that is already in force, the maximum rates used to determine the cost of term insurance will be shown on a separate Data page which we will send to you to keep with the policy.

5. CAN WE CONTEST THIS RIDER? We will not contest this rider after it has been in effect during the lifetime of the Insured for 2 years from the date of issue of this rider. We will not contest the amount of any increase in the Term Insurance Benefit after this additional term insurance has been in effect during the lifetime of the Insured for 2 years from the effective date of the increase.

      The Contestability period for any increase to the base policy face amount due to the conversion of this rider will be measured from the date of issue of this rider and/or the effective date of any increases made to the Term Insurance benefit prior to conversion.

6. DOES THIS RIDER COVER SUICIDE OF THE INSURED? Suicide of the Insured, while sane or insane, within 2 years of the date of issue of this rider, is not covered by this rider. In that event, any monthly costs that are deducted from this rider will be part of any amount payable because of the Insured's death. For any increase in the Term Insurance Benefit, the 2 years suicide exclusion period will be measured from the effective date of the increase.

      The 2 year suicide exclusion period for any increase to the base policy face amount due to the conversion of this rider will be measured from the date of issue of this rider and/or effective date of any increases made to the Term Insurance Benefit prior to conversion.

7. IF THE POLICY LAPSES, WILL THIS RIDER BE REINSTATED WITH THE POLICY? If you apply to reinstate the policy with this rider as part of it, we will reinstate the term insurance provided we receive proof of insurability that is acceptable to us.


303-651
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                           TERM INSURANCE RIDER (TIR)
                                   (CONTINUED)

8. DOES THIS RIDER HAVE CASH OR LOAN VALUES? The Term Insurance provided by this rider does not have cash or loan values.

9. IS THIS RIDER PART OF THE CONTRACT? This rider, when paid for, is made a part of the policy, based on the application for the rider.

10. HOW IS A PERSON'S AGE CALCULATED FOR THE PURPOSES OF THIS RIDER? When we refer to a person's age in this rider, we mean the Insured's age on the birthday which is nearest to the previous anniversary.

11. WHAT IS THE RIDER'S DATE OF ISSUE? When this rider is issued at the same time as the policy, the rider and the policy have the same date of issue and the name of the Insured and the amount of that person's term insurance is indicated on the policy Data Pages.

      When this rider is added to a policy that is already in force, the rider's date of issue, the name of the Insured under the rider, and the face amount of the rider will be shown on the Data Pages attached to the rider which we will send to you.

12. WHEN DOES THIS RIDER END? You may cancel this rider, or all or part of the coverage on the Insured , at any time. To do this, you must send the policy and your signed notice to us. The coverage under this rider will end on the Monthly Deduction Day on or next following the date we receive your request. If this rider is still in effect, coverage on the Insured will automatically terminate on the policy anniversary on which the Insured is age 100.

      This rider ends at the death of the Insured or if the policy ends or is surrendered.

                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

      /s/ George J. Trapp                       /s/ Frederick J. Sievert
----------------------------                --------------------------------
              Secretary                                        President


                                     03651-2